FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 7, 2003

MIMAMAR MINING CORPORATION 311 West First Street, North Vancouver, B.C. CANADA V7M 1B5 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 27, 2003	NEWS RELEASE 03-05	MAE - TSE MNG - Amex

Miramar Reports Financial Results for the Year Ended December 31, 2002
— Successful Initiatives Through the Year Support Balance Sheet Strength —

VANCOUVER — Miramar Mining Corporation today announced its financial results for the year ended December 31, 2002. For the twelve month period, Miramar reports earnings of $0.6 million or $0.01 per share and positive cash flow from operations.

“Overall, 2002 was a year of notable developments for Miramar,” said Tony Walsh, President & CEO. “As a result of the acquisition of Hope Bay Gold Corporation in May, Miramar now owns 100% of the Hope Bay greenstone belt.” Work on the belt in 2002 was primarily focused on advancing the Doris North deposit through completion of a positive feasibility study. Permitting of Doris North is progressing and is expected to be completed by the end of 2003, allowing for a production decision thereafter. “Financings completed during 2002 have allowed Miramar to undertake a major exploration program, now underway at Hope Bay in 2003,” said Mr. Walsh. In December of 2002, Miramar announced work programs totalling $17.5 million for the Hope Bay project, including more than 43,000m of core drilling primarily focused on the prospective Deformation Zone trend in the Madrid area and the Boston deposit at depth.

“Despite the efforts of our operational team, mine production in Yellowknife was below forecast for the year,” reported Mr. Walsh. “However, total production in 2002 of 115,134 ounces of gold at cash costs of US$246 generated positive cash flow from operations. Mine-site management were successful in meeting many of the challenges they faced during the year, including recovery from the collapse of the roof of the oxygen plant which resulted in a four-month shutdown of the autoclave circuit, completion of labour negotiations with the unions at both of the mines, and implementation of a revised operating plan to maximize gold production and extend the economic life of the mines into 2005.”

Financial Results

Miramar’s net earnings were $0.6 million or $0.01 per share for the twelve months ended December 31, 2002 compared to a loss of $5.9 million or $0.10 per share in 2001. While gold production fell in 2002, higher gold prices and lower operating expenses offset the decrease in production. Operating cash flow for the year 2002 was $8.0 million compared to $5.5 million for the same period in 2001. The Company’s gold operations generated free cash during the year even after deducting mine capital and development and corporate general and administrative costs.

2002

Cash from operations (000s)	$ 8,025
(Includes corporate general and administration)
Less: mine capital and development
(6,669)

Net free cash flow from gold operations	$ 1,356

"Miramar enters 2003 with a solid balance sheet and significant opportunities for growth," said Mr. Walsh. In 2002, equity financings and the sale of non-core assets added $38.6 million net cash to the treasury and a successful listing on the American Stock Exchange expanded the investment market exposure. “We have a twin track approach to exploiting the Hope Bay project, mine development and continued exploration of the belt. Development of the Doris North deposit is forecast to provide us with low cost gold production that would generate significant operating cash flow at current gold prices and provide a platform for future expansion, while our intensive exploration program is intended to lead to continued resource growth through new discoveries,” said Mr. Walsh.

Operating Results

As reported on February 17, 2003, for 2002 the Con and Giant mines produced and shipped 115,134 ounces of gold at cash costs of US$246 per ounce versus 129,607 ounces at cash costs of US$257 per ounce in 2001. The current mine plans estimate production of between 105,000 and 110,000 ounces of gold in 2003, 80,000 to 85,000 ounces in 2004 and approximately 20,000 ounces in 2005. Cash costs are expected to average US$250 per ounce. Miramar continues to evaluate opportunities to enhance the production profile of the Yellowknife operations, provided they generate positive cash flow.

Gold Sales & Hedging

As a purely Canadian gold producer, the Company hedges primarily in Canadian currency. The average gold price realized in 2002 was $461 per ounce compared $424 per ounce realized in 2001. Gold averaged $488 per ounce in Canadian dollar terms in the spot market in 2002. Miramar’s hedge position at December 31, 2002 was as follows:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price

2003			14,000	US $307
2003	40,200	CAD $ 470
2004	26,400	CAD $ 478	36,000	CAD $478

	66,600		50,000

During the first three months of 2003, the Company reduced its hedged ounces and outstanding call options by 24,100 ounces through scheduled deliveries and repurchases of contracts. During the remainder of 2003, the Company plans to deliver approximately 24% of its forecast production into its hedge position. There are no margin restrictions in any of the trading agreements relating to these gold contracts and the Hope Bay project is entirely unhedged.

For additional information on operating results for the fourth quarter and the year 2002, please see news release MAE 03-04 dated February 17, 2003 on our website at http://www.miramarmining.com/

Annual General Meeting

The Annual General Meeting for the Shareholders of the Company has been scheduled for May 22, 2003 10:00am in the Garibaldi Room at the Four Seasons Hotel, Vancouver, British Columbia.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

This News Release, financial statements and attached notes contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the expected financial results of the Company, operating results, expected production at the Con and Giant mines, costs, cash flows and capital expenditures at the Con and Giant Mines, the potential of the Hope Bay project and anticipated development and results for Doris North; These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events projecting future production and costs; or results to differ materially from those reflected in the forward-looking statement including, without limitation, uncertainties involved in recovery rates; accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, and variations in ore grade; risks and uncertainties relating to fluctuating precious and base metals prices, currency exchange rates and equity markets ; need for additional financing to develop Hope Bay; the possibility of unexpected costs and expenses relating to environmental issues, uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to development of properties and environmental liabilities and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW

2002 Highlights

•	Acquisition of Hope Bay Gold Corporation in May 2002.

•	Advanced the Hope Bay project with a feasibility study on the Doris North deposit.

•	Equity financings completed during the year for a total of $34.5 million in net proceeds.

•	Production of 115,134 ounces of gold at cash costs of US $246 per ounce.

•	Positive cash flow from operations of $8.0 million.

•	Earnings of $0.6 million or $0.01 per share.

During the second quarter of 2002, the Company completed the acquisition of Hope Bay Gold Corporation, the Company’s 50% co-venturer on the Hope Bay project. The Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 Miramar share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, Miramar issued warrants to purchase 3,923,872 common shares at an average exercise price of $7.53 per share and options to purchase 2,353,850 common shares at an average exercise price of $1.37 per share. Also under the terms of the agreement, Hope Bay Gold disposed of its assets in French Guyana as a distribution to existing Hope Bay Gold shareholders. The details of the acquisition are described in note 2.

During 2002, the major focus of the Company was the Hope Bay project, which was advanced through exploration drilling programs and the undertaking of a feasibility study for the development of the Doris North deposit. The feasibility study was initiated after a preliminary assessment completed by SRK Engineering defined positive economics for a small-scale operation on this high-grade deposit. Highlights of exploration activities included a number of intercepts from the Madrid area that resulted in extended strike length of the Deformation Zone and identification of possible parallel, mineralized trends.

In Yellowknife, mine site management concluded a difficult year in which they worked to recover from lost production time due to the collapse of the roof of the oxygen plant, completed contract negotiations with labour unions at both mines, and implemented a revised operating plan in an attempt to optimize gold production from two mines that have been operating for more than 60 years. Despite their efforts, total production from the camp ended the year below forecast, delivering a total of 115,134 ounces at cash costs of $246 per ounce. This was 14,473 ounces or 11% lower than 2001 production. The revised mine plan that was implemented has extended planned production to the end of the first quarter of 2005.

EARNINGS AND CASH FLOW

For the twelve months ended December 31, 2002, net earnings were $0.6 million or $0.01 per share compared with a net loss of $5.9 million or $0.10 per share for the same period in 2001, an improvement of $6.5 million. While gold production decreased in 2002, higher gold prices and lower operating expenses offset the decrease in production. The average gold price realized in 2002 was CAD $461 per ounce compared to CAD $424 per ounce in 2001, a $37 per ounce or 9% increase. Gold shipments were down 14,473 ounces or 11%, the net result being a decrease in sales revenue of $1.8 million, or 3%. Cost-of-sales, on the other hand, decreased from 2001, down $6.2 million or 13%; the result of: (1) reimbursement of $3.6 million of environmental expenditures from the Department of Indian and Northern Affairs (“DIAND”) for the Giant mine; (2) lower development activity required to support current production, down $1.5 million over 2001; and (3) a reduction of 6% in material processed reducing operating costs. Additionally, depreciation and amortization expense was lower in 2002, down $2.5 million over 2001. In 2002, the forecast life for the mines was extended to the end of the first quarter of 2005 and amortization of deferred development costs was slowed accordingly. Additionally, depreciation was reduced by $0.5 million on the Bluefish hydroelectric power plant (“Bluefish”) to bring it in line with industry standards for this type of asset.

Cash from operations for year 2002 was $8.0 million compared to $5.5 million for the same period in 2001. The Company’s gold operations business segment generated free cash during the year even after deducting mine capital and development, and corporate general and administrative costs. “Free cash” generated from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company’s operating mines from cash from operations as shown in the following table.

	2002	2001

Cash from operations	8,025	5,490
(Includes corporate general and administration)
Less: mine capital and development	(6,669)	(6,383)

Net free cash flow from gold operations	1,356	(893)

OPERATIONS OVERVIEW

Revenues

For the twelve months ended December 31, 2002, the Company produced 115,134 ounces of gold compared to 129,607 ounces in 2001. Revenue from gold sales was $53.1 million in 2002, net of an unrealized loss of $2.2 million on gold spot deferred contracts and call options. This compares to sales revenue of $54.9 million in 2001. During 2002, the Company realized US$293 per ounce of gold sold compared US$274 per ounce realized in 2001. The average price for gold in the spot market was US$311 per ounce in 2002. In Canadian dollar terms, the realized price per ounce was $461 in 2002 as compared to $488 per ounce on the spot market and $424 in the same period of 2001. Other income was $0.9 million in 2002, unchanged from the same period of 2001 and was largely comprised of interest income.

Mining Operations

The Yellowknife mining operations, comprised of the Con and Giant mines, fell short of production targets with shipments of 115,134 ounces at cash costs of US$246 per ounce during 2002. For the corresponding period in 2001, operations produced and shipped 129,607 ounces at a cash cost of US$256 per ounce.

Yellowknife Operations	2002	2001

Giant - Refractory
Tons of ore processed	71,536	73,247
Average grade (ounce per ton)	0.379	0.393
Average recovery rate (%)	88.07	88.2
Ounces of gold recovered	23,899	25,361
Con - Free Milling
Tons of ore processed	203,029	203,716
Average grade (ounce per ton)	0.405	0.408
Average recovery rate (%)	92.21	90.92
Ounces of gold recovered	75,799	75,512
Con - Refractory
Tons of ore processed	76,609	94,739
Average grade (ounce per ton)	0.297	0.311
Average recovery rate (%)	86.59	86.55
Ounces of gold recovered	19,714	25,480
Arsenic tailings
Tons of tailings processed	5,307	9,187
Ounces of gold recovered	2,524	3,806
Total ounces of gold recovered	121,935	130,160

Total ounces of gold shipped	115,134	129,607

Production Cost per Ounce Shipped $US
Direct mining expense	$ 257	$ 263
Deferred mining expense (net)	(2)	(2)
Work-in-progress inventory and other	(9)	(4)

Cash operating cost	$ 246	$ 257

Depreciation	14	20
Reclamation and mine closure	7	5
Other	6	4

Total production cost	$ 273	$ 287

The production shortfall resulted from several operational factors. Most notably, the roof of the oxygen plant building collapsed on March 18, 2002 causing extensive damage to the structure and equipment housed in the building. No injuries resulted from the collapse; however, as a result of the incident the autoclave circuit had to be suspended for a four-month period. The direct cost impact to the Company for the repairs to the oxygen plant building was approximately $0.3 million. The oxygen supplier was responsible for the repairs to the equipment. Although a stockpile of gold-bearing refractory flotation concentrates was created throughout the shutdown and plans were implemented to process the concentrates during the second half of 2002, gold production was lower than planned.

Production in the third and fourth quarters was negatively impacted by lower than anticipated grades, primarily from the Con free mill and refractory zones and from reduced mine tonnages due to a series of production interruptions resulting from unscheduled maintenance on the main production hoist in the Robertson shaft. Also in the fourth quarter of 2002, the Company implemented a revised mine plan at the Con to facilitate accelerated mining of the remaining free milling ore sources and shutdown of the Robertson Shaft complex. This plan involved the temporary cessation of all Con refractory ore mining and redeployment of manpower resources to the lower parts of the free milling ore zones. However, unscheduled down time on the main hoist adversely impacted this plan and, consequently no increase in free mill tonnages was realized. In addition to the mining shortfalls, the work-in-progress inventory of gold-bearing refractory flotation concentrates was not fully processed by the end of the year as planned. At the end of the year, approximately 6,449 ounces remained in this flotation concentrate inventory that will be processed in 2003.

The decrease in direct mining expenses per ounce of gold shipped in 2002 compared to 2001 resulted from the reimbursement of environmental costs from DIAND for Giant mine, lower mine development costs at the Con and reduced autoclave operating costs offset by increased labour rates. The increase in work-in-progress inventory per ounce over 2001 is the result of the build up of flotation concentrates for which costs were deferred during the refractory circuit shutdown as a result of the oxygen plant roof failure. Depreciation costs decreased year over year due to reduced capital spending and deferred development costs as discussed in the section above on earnings. The increase in reclamation costs per ounce in 2002 reflects increased concurrent reclamation efforts at the Con mine including removal of obsolete oil tanks, re-contouring the Negus tailing pond and general site cleanup.

During the third quarter of 2002, negotiations were completed between the Company and the United Steel Workers’ Association (“USWA”) at the Con mine. On July 18th, USWA members voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement. The incremental cost impact of the new 3-year contract is estimated to be $2.7 million in wages and $2.7 million in severance, relocation and pension benefits. During the fourth quarter of 2002, negotiations were also completed between the Company and the Canadian Auto Workers at the Giant mine with wage increase similar to those negotiated with the Con mine employees. The incremental cost for the Giant mine contract is estimated to be $.8 million for the three-year period.

Operating Costs

The cost of sales in 2002 was $41.3 million compared to $47.5 million 2001. The lower cost of sales was the result of: (1) reimbursement of $3.6 million of environmental expenditures from DIAND for the Giant mine, which commenced on December 15, 2001; (2) development activity required to support current production was $1.5 million lower than 2001; and (3) a reduction of 6% in material processed, which reduced gross operating costs. General and administrative expenses in 2002 were $3.2 million compared to $3.1 million in 2001. Of note were fees of $0.1 million for the new listing on the

American Stock Exchange and certain additional costs related to the acquisition of Hope Bay Gold. Depreciation and depletion expense in 2002 was $6.4 million compared to $8.9 million in 2001. Capital reinvestment in mine equipment and mine development has declined in recent years at the Yellowknife mines as the mines approach the end of their operating life and, as a consequence depreciation has decreased. In 2002, the forecast life for the Con and Giant mines was extended to the end of the first quarter of 2005 and amortization of deferred development costs was reduced accordingly. Additionally, depreciation was reduced on the Bluefish assets by $0.5 million to bring it in line with industry standards for hydroelectric generation facilities. Reclamation expense in 2002 was $1.9 million compared to $1.8 million in 2001.

Exploration Activities

The prime focus for the Company is the Hope Bay project. The Company has undertaken a two-prong strategy to explore the belt and to advance to a production decision. Results from exploration activities completed during the year were positive in particular from the Madrid area, and included extension of the narrow, high-grade South Patch Zone, discovery of gold in the Marianas area, and discovery of wide zones of gold mineralization in the Rand Spur area. Furthermore, exploration in the Madrid area extended the known strike length of the prospective Deformation Zone and identified possible parallel, mineralized trends.

During the year, the majority of the drilling concentrated on infill drilling of the Doris North resource area in sufficient detail to support a feasibility study. Work on the Doris North feasibility study was completed, including an external review of the resource model, development of a detailed mine design, metallurgical testing to develop process design criteria and onsite geo-technical assessment for tailings impoundment and site infrastructure design. With the assistance of SRK Engineering, Bateman Engineering, and Nuna Logistics, the Company worked to complete the overall feasibility document by the end of the year. The results of the feasibility study were released on January 9, 2003.

Work to advance permitting also continued, most notably with completion of the Nunavut Impact Review Board’s (“NIRB”) review of the preliminary project description and receipt of the determination that the project is now subject to a Part 5 review under the Canada Mining Regulations. As a result, NIRB issued draft guidelines for the environmental impact study (“EIS”). Preparation of the draft EIS was completed and submitted to NIRB in February 2003.

Capital Programs

During fiscal 2002, the Company had capital expenditures of $73.8 million for the acquisition of Hope Bay Gold and exploration and project activities at Hope Bay. Direct expenditures on the Hope Bay project in the year totaled $12.4 million. Additionally, the Company incurred $6.7 million on mine capital and development at the Yellowknife operations. This compares with capital expenditures of $8.1 million for the Company’s then 50% share of the Hope Bay expenditures and $6.4 million for mine capital and development in the same period of 2001. In 2002, the Company completed exploration work for total drilling of 30,119 meters of drilling as described above, compared to 39,832 meters drilled in the same period last year.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2001, the Canadian Institute of Chartered Accountants issued new recommendations that establish standards for the recognition, measurement, and disclosure of stock-based compensation. The Company has adopted these new recommendations as described in note 1 (h).

The recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The standard must be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

The Company has elected to retroactively remove the stock appreciation rights for all outstanding employee stock options. Consequently, the Company is permitted to and has elected, to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The recommendations also require additional disclosure for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. This disclosure can be found in note 10 (c).

FINANCING AND LIQUIDITY

Financing

On March 11, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per share. The gross proceeds of the financing of approximately $4 million must be used by the Company to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) by December 31, 2003. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed an equity financing consisting of 12,500,000 units at a price of $2.00 per unit, plus 2,500,000 flow-through common shares at a price of $2.00 per share, for gross proceeds of $30 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $2.50 and until June 20, 2003. The gross proceeds of $30 million are being used to advance the Hope Bay project and for general corporate purposes. Included in the total proceeds of the financing is $5 million, which must be used by the Company to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) by December 31, 2003. The equity financing was made through a syndicate of underwriters, which received a 6% commission totaling $1.8 million on closing and an option to purchase 900,000 common shares at $2.00 per share that expires June 20, 2003. The fair value of these options at the grant date was $125,000 and has been accounted for as a on a net basis in share capital.

On December 19, 2002, the Company completed a private placement of 2,306,699 flow-through common shares at a price of $1.50 per share. The gross proceeds of the financing of approximately $3.5 million must be used by the Company to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) by December 31, 2003. The agent for the financing received a commission of $192,000 on closing and an option to purchase 128,000 common shares at $1.50 per share that expires on December 19, 2003. The fair value of these options at the grant date was $33,000 and has been recorded on a net basis in share capital.

During 2002, the Company agreed to terms of a credit facility with a financial institution to finance the estimated feasibility costs of the Doris North project at Hope Bay. The facility provides for borrowing of up to $4 million repayable on or before June 2004. At the end of the year, the final agreement was not yet completed and no funds had been drawn on the facility. The final agreement should be completed in the first quarter of 2003.

Liquidity

At December 31, 2002, the Company had consolidated working capital of $41.0 million as compared to $16.1 million at the end of 2001. Of the $41.0 million working capital $39.8 million was cash and cash equivalents and short-term investments as compared to $13.5 million in 2001. In addition to the working capital, at December 31, 2002 the Company had $6.3 million in cash collateral deposits for reclamation bonds as compared to $3.8 million at the end of 2001. The increase is the result of the business combination with Hope Bay Gold Corporation completed in the second quarter of 2002.

On June 28, 2002, a third-party exercised its option to purchase from the Company 48 million shares of Northern Orion Explorations Ltd. and $6.9 million principal amount of Northern Orion convertible notes. The purchase price of $3.84 million was received on July 11, 2002.

On September 20, 2002, the Company’s subsidiary signed an agreement to sell Bluefish hydroelectric power plant to the Northwest Territories Power Corporation (“NTPC”) for total consideration of approximately $14 million, as follows.

Cash payment of $10 million on December 31, 2004,
Operating cost savings, and
NTPC will assume ownership of Bluefish upon closing of the transaction, and responsibility for operating costs of the facility, estimated to be $400,000 per year and will continue to supply power equal to the historic generation profile of Bluefish to the Con mine, free of charge, until December 31, 2004;
“Free” power

For the five-year period 2005-2009, NTPC will provide power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 KVA of demand.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con mine. The agreement is conditional upon release by Red Lion Management Ltd. of its security interest in Bluefish, which it holds as collateral for an indemnity against environmental liability given by Red Lion to the previous owner of the Con mine. Failing release of the security interest by Red Lion, the Company may offer an indemnity of similar nature to the previous owner of the mine. While there is uncertainty that the condition will be met, the Company expects to resolve the matter and finalize the transaction in the first quarter of 2003.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of project financing and equity offerings.

Liabilities and Contingencies

As a condition of a water license held by the Con mine, the Company maintains a security deposit for the cost of future reclamation as required by the licensing agency and in a form acceptable to DIAND. Currently, the Company has a security deposit of $1.5 million held by DIAND. The license requires annual increases to the security of $1.5 million until a total of $9 million is on deposit. The annual increments for 2001 and 2002, for a total of $3.0 million, have not been posted; instead the Company has proposed to post an encumbrance on proceeds from the sale of Bluefish as security for the annual increments. Negotiations are currently underway on the terms of this arrangement with DIAND.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (“CCRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.5 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CCRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2002.

Commitments

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, and in accordance with the hedging policy authorized by the Company’s Board of Directors, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the Yellowknife mines’ expected future production. This is in part because the mining operations have been historically high cost and the mines are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the weak Canadian dollar. The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines.

On July 11, 2002, the Company completed a transaction with the financial institution holding the gold forward contracts and the gold call options to revise the delivery schedule for a portion of the hedge position and recalculate pricing based on interest rates at the time of the transaction. The settlement dates for the call options were rescheduled, beginning in January 2004 for monthly 3,000 ounces allotments at CAD $478 strike price. The new schedule for gold forward contracts is October 2002 to December 2004 at monthly deliveries of 2,200 ounces at CAD $478 for a total of 52,800 ounces. The unchanged portion of the hedge program outstanding on July 11, 2002, was 33,000 ounces at average prices of CAD $456 per ounce and the Company delivered 19,200 ounces to these contracts in the third and fourth quarters.

The following table set out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2002:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price

2003	40,200	CAD $ 470
2003			14,000	US $307
2004	26,400	CAD $ 478	36,000	CAD $478

	66,600		50,000

The fair value of certain call options sold is recorded in the financial statements at each measurement date, which at December 31, 2002 was negative $0.9 million. The fair value of unrecorded call options was negative $3.4 million. The changes in the fair value of these call options have not been recorded and is in accordance with accounting recommendations, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $5.4 million, of which the Company recorded an unrealized loss of $1.2 million as of December 31, 2002.

OUTLOOK

The outlook for the Company continues to be heavily weighted to the successful exploitation and development of the Hope Bay project. As a result of the acquisition of Hope Bay Gold, the Company owns 100% of the Hope Bay project, which has total resources in excess of 4.3 million ounces of gold. The Company’s strategy is to build a small, low capital cost mining operation. The feasibility study on Doris North projected positive economics; at $325 gold the project has a 136% rate of return and generates $69 million in undiscounted cash flow.

In 2003, the Company plans to continue to work towards making a construction decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact Benefits agreement. It is expected that at the end of 2003 these processes will be completed and the Company will decide whether to commit to the construction process. Exploration programs planned for 2003 for Hope Bay are comprised of two major components. The first is focused on the Deformation Zone trend in the Madrid area and related structures and consists of 43,000 meters of core drilling and 4,500 meters of reverse circulation drilling. The other component targeting the deep potential below the Boston deposit will see 9,000 meters of core drilling. The total expenditures at Hope Bay in 2003 are planned to be $18.3 million, including $1.8 million on permitting and feasibility work related to the Doris North development project.

In 2003, Yellowknife operations are forecast to produce between 105,000-110,000 ounces at cash costs of approximately US$250 per ounce. Depletion of the free mill reserves and subsequent shutdown of the Robertson shaft facilities is planned for the third quarter, after which operations will be converted to refractory ore processing only. Future production for 2004 and 2005 is planned at 80,000-85,000 ounces and 20,000-25,000 ounces respectively at average cash costs of approximately US$250 per ounce. The Company expects that the reclamation of arsenic tailings from the Con and Negus ponds will be completed in 2003 with final pond closure scheduled for 2004. Full mine closure activities are now forecast to commence in the second quarter of 2005. The focus of Con mine operating plans over the last several years has been to complete the treatment of the arsenic tailings, as the cost of treatment is significantly lower to the Company if completed concurrently with gold operations. With the forecast completion of this cleanup process in 2003, the future production at the Yellowknife operations will be solely dependent on its ability to generate positive cash flow. The mine plans will be reassessed regularly to ensure the operations are meeting this objective.

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company’s future profitability and cash flow. The Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow.

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

For the years ended December 31, 2002 and 2001

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in note 1(h) to the financial statements, on a consistent basis.

Chartered Accountants

/s/ KPMG LLP

(signed)

Vancouver, Canada

February 21, 2003

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of dollars)
December 31, 2002 and December 31, 2001

	2002	2001

Assets
Current assets
Cash and cash equivalents	16,085	$ 13,493
Short-term investments	23,694	--
Accounts receivable	1,157	1,124
Inventory (note 6)	11,163	9,310
Prepaid expenses	162	571

	52,261	24,498

Property, plant and equipment (note 7)	128,732	54,584

Cash collateral deposits (note 8)	6,338	3,827

Investment in Northern Orion Explorations Ltd. (note 3)	15,173	19,332

Investment in Sherwood Mining Corporation (note 4)	803	--

Other assets (note 9)	116	25

	$ 203,423	$ 102,266

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 11,229	$ 8,429

Provision for site reclamation and closure costs	9,142	7,962

Deferred post-retirement benefits (note 12)	1,509	1,696

Future income tax liability (note 11)	18,875	3,448

	40,755	21,535

Shareholders' equity: (note 10)
Share capital	313,808	230,463
Special warrants	--	2,700
Contributed surplus	688	--
Deficit	(151,828)	(152,432)

	162,668	80,731

	$ 203,423	$ 102,266

Commitments and contingencies (note 16),
Subsequent event (note 17).
See accompanying notes to consolidated financials statements.

ON BEHALF OF THE BOARD:

Director	Director

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations
(expressed in thousands of dollars except per share amounts)
Years ended December 31, 2002 and 2001

	2002	2001

Revenue
Sales	$ 53,122	$ 54,919
Other income	945	902

	54,067	55,821
Expenses
Cost of sales	41,262	47,455
Depreciation and depletion	6,381	8,895
General and administration	3,260	3,130
Foreign exchange gain (loss)	18	(129)
Reclamation	1,916	1,772

	52,837	61,123

Earnings (loss) from operations before items noted below	1,230	(5,302)
Equity loss	(372)	(571)
Non-controlling interest	--	134

Earnings (loss) before income taxes	858	(5,739)

Current income taxes (note 11)	(254)	(160)

Net earnings (loss) for the year	604	(5,899)

Deficit, beginning of the year	(152,432)	(146,533)

Deficit, end of the year	$ (151,828)	$ (152,432)

Net earnings (loss) per share, basic and fully diluted	$ 0.01	$ (0.10)

Weighted average number of common shares and special warrants outstanding	95,841,089	61,682,152

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)
Years ended December 31, 2002 and 2001

	2002	2001

Cash provided by (used in):
Operations
Net earnings (loss) for the year	$ 604	$(5,899)
Items not involving cash:
Depreciation and depletion	6,381	8,895
Gain on sale of assets	(98)	(265)
Provision for reclamation	530	309
Equity loss	372	571
Non-controlling interest	--	(134)
Other	(163)	319
Net change in non-cash working capital:
Decrease in accounts receivable	784	997
Increase in inventory	(1,853)	(103)
Decrease in prepaid expenses	28	494
Increase in accounts payable and accrued liabilities	1,440	306

	8,025	5,490
Investments:
Expenditures on plant, equipment and deferred exploration	(18,158)	(14,576)
Investment in Hope Bay Gold Corporation, net of cash acquired (note 2)	(2,317)	--
Purchase of short-term investments	(23,694)	--
Collateral deposits	156	719
Net proceeds on sale of Northern Orion shares (note 3)	3,822	541

	(40,191)	(13,316)

Financing:
Issue of common shares and warrants for cash, net	34,758	3,649

	34,758	3,649

Increase (decrease) in cash and cash equivalents	2,592	(4,177)
Cash and cash equivalents, beginning of the year	13,493	17,670

Cash and cash equivalents, end of the year	$ 16,085	$ 13,493

Supplementary information:
Income taxes paid	$ 254	$ 160
Non-cash investing and financing activities
Common shares issued for acquisition of Hope Bay Gold	$ 49,843	--
Common shares received for disposition of mineral property	$ 98	--

See accompanying notes to consolidated financial statements.

1.	Significant accounting policies:

(a)	Basis of preparation:

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of unincorporated joint ventures. Investments in entities when the Company’s interest is less than 20% are accounted for by the cost method from the date significant influence could no longer be applied. Investments in other entities are accounted for by the equity method. The Company’s subsidiaries and joint venture and its percentage ownership in each at December 31, are as follows:

Miramar Con Mine Ltd.	100.%
Miramar Giant Mine Ltd.	100.0%
Miramar Hope Bay Ltd.	100.0%
Miramar Hope Bay Gold Corporation Ltd.	100.0%	(2001-na)
Hope Bay Joint Venture (note 5)	100.0%	(2001-50.0%)
Northern Orion Explorations Ltd. ("Northern Orion") (note 3)	11.7%	(2001-61.5%)
Miramar Gold Corporation	100.0%
Golden Eagle Mine	100.0%
Orcana Resources Corporation	100.0%
Talapoosa Mining Corp.	100.0%
Miramar Finance Corporation	na	(2001-100.0%)

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation and closure obligations, future income taxes and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

(b)	Cash and cash equivalents:

Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased.

(c)	Short-term investments:

Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

(d)	Revenue recognition and inventory:

Revenue is recognized on production and product inventories are recorded at estimated net realizable value. Materials and supplies inventories are valued at average cost less appropriate allowances for obsolescence.

(e)	Property, plant and equipment:

Property, plant and equipment, which include mine plant and equipment and mineral properties, are recorded at the lower of cost and estimated net recoverable amount. Plant and equipment are depreciated over their estimated useful lives, not to exceed the estimated proven and probable ore reserves. Mining equipment and vehicles are depreciated on a straight-line basis over estimated useful lives of two to 15 years. Hydro-electric assets are depreciated on a straight-line basis over 95 years (2001 – 25 years). Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. Captialized costs are amortized over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned. It is management’s policy to review the carrying value of all mineral properties on an ongoing basis.

(f)	Provision for site reclamation and closure costs:

Costs related to ongoing site restoration programs are expensed as incurred. Estimated costs of mine closure and site restoration are accrued and expensed over the estimated remaining life of the mineral properties on a unit-of-production basis. Estimates of the ultimate site reclamation and closure costs are based on current laws and regulations and expected costs to be incurred.

(g)	Pension expenses and obligation:

The Company maintains defined benefit pension plans and provides certain non-pension post-retirement benefits consisting of extended health and other benefits. The cost of providing pension and other post-retirement benefits is actuarially determined and charged to earnings using the projected unit credit actuarial method based upon management’s best estimate assumptions. Pension fund assets are valued at fair value. The pension expense for the year includes adjustments for plan amendments, experience gains and losses, and changes in assumptions that are being amortized on a straight-line basis over the expected average remaining service lives of the plan members. Any differences between the cumulative amounts expensed and the funding contributions are reflected as either an asset or a liability.

(h)	Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 using the fair value based method. For grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments, the new recommendations are applied retroactively, without restatement.

The Company’s stock option plan is described in note 10 (c). On May 28, 2002, the Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options. Under the transition provisions of the new recommendations, such options are not considered to be stock appreciation rights at the date of adoption. The Company has elected not to use the fair value method of accounting for stock options for employees. As a result, it does not recognize compensation expense or the fair value of the options issued to its employees. The Company discloses the pro forma effect of accounting for these awards using the fair value based method.

(i)	Translation of foreign currency:

The accounts of foreign operations are translated into Canadian dollars as follows:

•	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date

•	other assets and liabilities at applicable historical exchange rates

•

revenues and expenses at the average rate of exchange for the period covering the statement of operations except for expenses related to non-monetary assets which are at the rates used for the translation of the related assets.

Translation gains and losses are included in earnings.

(j)	Derivative financial instruments:

The Company uses forward sales agreements and options for the purpose of managing price and currency exposures on its anticipated gold sales. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective. Gains and losses relating to such instruments are recorded in income the same period as gold is produced to meet the hedged commitment. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

The Company sells written call options. For written call options sold subsequent to October 24, 2000, the premiums received at the inception of the written call options are recorded as a liability. Changes in the fair value of the liability are recognized in the statement of operations at each reporting period. For written call options sold prior to October 24, 2000 changes in fair value are recognized in the statement of operations when settled.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary difference) and loss carryforwards. Future income tax assets and liabilities are measured using the substantially enacted or enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantially enacted. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Net earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of common shares and unrestricted special warrants outstanding in the period. For all periods presented, earnings (loss) available to common shareholders equals the reported earnings (loss). Diluted earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common share at the average market price for the period.

2.	Acquisition of Hope Bay Gold Corporation:

On May 23, 2002, the Company acquired Hope Bay Gold Corporation (“Hope Bay Gold”). Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 of the Company share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, the Company issued

2,353,850 stock options and 3,923,872 share purchase warrants as outlined in note 10 (c) and 10 (d). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The fair value of the common shares and warrants and stock options to be issued by the Company was determined based on the average closing price of the Company’s stock at the time the terms of the acquisition were agreed to and announced. The assets acquired and liabilities assumed of Hope Bay Gold have been recorded at their fair value at the acquisition date as follows:

Consideration:
Share consideration	$49,173
Acquisition costs	1,900
Stock options and warrants	670

Total Consideration:	$51,743

Fair value of net assets acquired:
Current assets	$ 1,013
Equipment	42
Investment in Sherwood Mining Corporation	838
Resource properties	64,690
Reclamation deposits	1,804

68,387

Less:
Current liabilities	3,854
Reclamation liability	650
Future income taxes	12,140

Fair Value of Net Assets Acquired	$51,743

3.	Northern Orion shares:

During the year end December 31, 2001, as part of a financial restructuring of Northern Orion, the Company granted an option to an unrelated party allowing the holder to purchase up to 60 million shares of Northern Orion from the Company for $0.08 per share. The Company has also agreed to sell the remaining amounts it has receivable from Northern Orion, which had a face value of $6.9 million, to the option holders for nominal consideration. This option granted voting rights over the shares under option to the holder effective April 30, 2001. As a result, the Company no longer controlled Northern Orion and ceased consolidation of its investment in Northern Orion. Commencing May 1, 2001, the Company accounted for its investment in Northern Orion using the equity method of accounting.

The carrying amounts for the assets and liabilities of Northern Orion at May 1, 2001 removed from the balance sheet were as follows:

Current assets	$ 102
Property, plant and equipment	53,681

53,783
Less:
Current liabilities	846
Reclamation liabilities	36
Future income taxes	15,990
Non-controlling interest	32,008

Net assets being the equity carrying value at May 1, 2001	$ 4,903

On June 28, 2002, the unrelated party assigned a portion of its option described above. The option holders exercised the option to acquire 48 million shares of Northern Orion and Northern Orion convertible notes having a face value of $6.9 million for a total purchase price of $3.84 million. The Company has retained 22 million shares of Northern Orion, which represents approximately 11.7% of Northern Orion (note 17), and a net proceeds interest royalty (“NPI”) in certain Northern Orion mineral properties which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on all of Northern Orion’s mineral properties as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a maximum of $15 million. The Company has recorded the proceeds as a reduction of the carrying values of its interests in Northern Orion. As a result of this transaction, the Company no longer has significant influence over Northern Orion and has ceased equity accounting as of June 30, 2002. Recovery of the carrying value of the combined investment amounting to $15.173 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

4.	Investment in Sherwood Mining Corporation:

As a result of the acquisition of Hope Bay Gold Corporation during the year, the Company holds 40.21% of Sherwood Mining Corporation (“Sherwood”) and commenced equity accounting in June 2002. The Company supplied services on a cost recovery basis to Sherwood totaling $916,341 during the year ended December 31, 2002. As at December 31, 2002, the Company had received advances of $133,022 related to the planned exploration program in 2003.

5.	Investment in Joint Venture:

The Company’s proportionate share of the financial position of Hope Bay Joint Venture at December 31, 2001 is summarized as follows:

2001

Current assets	$ 1,263
Deferred exploration and development	13,239

14,502
Current liabilities	(320)
Site reclamation liability	(650)

Contributed equity	$ 13,532

The Company supplied services to Hope Bay Joint Venture totaling $548,000 during the year ended December 31, 2001. All transactions are at market prices and on normal business terms. On May 23, 2002, the Company acquired Hope Bay Gold’s 50% interest in the Hope Bay Joint Venture as outlined in note 2.

6.	Inventory:

	2002	2001

Gold and silver	$ 4,074	$3,202
Materials and supplies	7,089	6,108

	$11,163	$9,310

7.	Property, plant and equipment:

	2002	2001

Producing:
Property, plant and equipment	$ 77,064	$ 74,959
Deferred exploration and development	52,584	48,019
Accumulated depreciation, depletion and write-downs	(109,846)	(103,664)

	19,802	19,314

Non-Producing:
Property, plant and equipment	1,977	1,884
Mineral properties	107,983	34,744
Accumulated depreciation and depletion	(1,030)	(1,358)

	108,930	35,270

	$ 128,732	$ 54,584

8.	Cash collateral deposits:

The Company has established the following cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies under several water licenses and mineral exploration and mining agreements. The deposits are invested in guaranteed investment certificates and bear interest at market rates. These funds will be returned to the Company upon completion of reclamation of the properties to which they relate.

	2002	2001

Con Mine water license (note 16(d))	$1,500	$1,500
Bluefish water license	100	200
Giant Mine water license	200	200
Con Mine road permit	50	50
Golden Eagle reclamation	405	434
Talapoosa reclamation	233	218
Hope Bay water licenses and land permits	3,850	1,225

	$6,338	$3,827

9.	Other assets:

	2002	2001

Investments	$106	$14
Other	10	11

	$116	$25

10.	Share capital:

(a)	Authorized:

500,000,000 common shares without par value.

(b)	Issued:

	Common shares		Special warrants
	Number of Shares	Amount	Number of shares	Amount

Balance December 31, 2000	60,165,447	$ 231,282	--	--

Issued:
Special warrants, net of costs	--	--	3,076,838	3,628
Conversion of special warrants into common shares	786,623	928	(786,623)	(928)
Future income tax effect of flow through shares	--	(1,768)
On exercise of stock appreciation rights	35,713	--
On exercise of stock options	22,000	21

Balance December 31, 2001	61,009,783	230,463	2,290,215	2,700

	Common shares		Special warrants
	Number of Shares	Amount	Number of shares	Amount

Balance December 31, 2001 forward	61,009,783	230,463	2,290,215	2,700

Issued:
Common shares, net of costs	19,973,365	34,501
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Future income tax effect of flow through shares	--	(3,286)
Common shares issued for acquisition of Hope Bay
Gold (note 2)	39,369,688	49,055
Common shares to be issued for acquisition of
Hope Bay Gold	94,742	118
On exercise of warrants	19,282	26
On exercise of stock appreciation rights	138,598	--
On exercise of stock options	248,000	231

Balance December 31, 2002	123,143,673	$ 313,808	$ --	$ --

In May 2001, the Company completed a private placement of 3,076,838 Special Warrants at a price of $1.30 per Special Warrant. Each Special Warrant was converted, without additional payment, into one flow-through common share. The agent for the Special Warrants offering received commissions of $259,993 on closing and an option to purchase 206,116 common shares at $1.30 per share that expired in May 2003.

On March 11, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per common share. The Company must incur Canadian exploration expenditures as defined by the Canadian Income Tax Act on the Hope Bay project in the amount of $3,999,999 by December 31, 2003. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed a private equity placement consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $30,000,000 through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 until June 20, 2003. The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and general corporate purposes. The Company must incur Canadian exploration expenditures in the amount of $5,000,000 as defined by the Canadian Income Tax Act on the Hope Bay project by December 31, 2003. The syndicate of underwriters received a 6% commission totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been recorded on a net basis in share capital.

On December 19, 2002, the Company completed a private placement of 2,306,699 flow-through common shares at a price of $1.50 per common share. The Company must incur Canadian exploration expenditures in the amount of $3,460,049 as defined by the Canadian Income Tax Act on the Hope Bay project by December 31, 2003. The agent for the flow though share offering received commissions of $192,000 on closing and an option to purchase 128,000 common shares at $1.50 per share that expires on December 19, 2003. The fair value of these options at the grant date was $33,000 and has been recorded on a net basis in share capital.

(c)	Stock options:

Stock options are granted at the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the termination of the optionee’s employment. The vesting period of stock options granted vary with terms determined by the board of directors.

        At December 31, the Company had stock options outstanding as follows:

	2002		2001

	Shares options	Average exercise price	Shares options	Average exercise price

Outstanding, beginning
of year	1,722,121	$1.33	1,855,000	$4.01
Granted	1,009,500	1.24	991,121	1.00
Converted on acquisition of
Hope Bay Gold (note 2)	2,353,850	1.37
Exercised	(574,000)	0.88	(192,000)	0.92
Forfeited and expired	(234,750)	3.99	(932,000)	6.40

Outstanding, end of year	4,276,721	$1.25	1,722,121	$1.33

During the year, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, the Company’s pro forma net earnings, earnings per share and fully diluted earnings per share would have been as follows:

2002

Pro forma net earnings	$ 204
Pro forma earnings per share
Basic and fully diluted	$ 0.00

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 5.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. As at December 31, 2002, 3,750,721 options were fully vested and expire as follows:

Year	Number	Exercise price

2003	150,000	$ 1.33
2004	684,600	0.96
2005	944,200	1.61
2006	1,176,421	1.16
2007	795,500	1.23

(d)	Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants	Average exercise price

Outstanding at the beginning of the year	206,116	$ 1.30
Granted	7,464,666	2.40
Converted on acquisition of Hope Bay Gold (note 2)	3,923,872	7.53
Exercised	(19,282)	1.37
Expired	(1,095,833)	11.24

Outstanding, December 31, 2002	10,479,539	$ 6.13

11.	Income and resource taxes:

At December 31, 2002, the Company has unused tax loss carry forwards in Canada of $29.0 million (2001 — $19.3 million) expiring between the years 2003 and 2009 which are available to reduce taxable income and capital losses of $43.7 million (2001 — $22.6 million) which are available indefinitely, but can only be utilized against capital gains. The ability of the Company to utilize the loss carry forwards and the capital losses is not considered more likely than not and therefore a valuation allowance has been provided against the tax assets. The Company also has U.S.$5.9 million (2001 — U.S. $5.9 million) of U.S. tax loss carry-forwards that expire between the years 2003 and 2018. These U.S. tax losses relate primarily to operations that have been suspended or abandoned. The ability of the Company to utilize these losses is considered unlikely and a valuation allowance has been provided against this asset.

The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 were as follows:

	2002	2001

Loss carry-forwards	$ 10,864	$ 10,402
Capital losses	7,780	4,027
Property, plant and equi	11,736	13,675
Canadian mining royalty	14,232	21,066
Canadian resource deduct	4,378	6,069
Reclamation liabilities	2,535	2,363
Equity investment	3,637	7,305
Other	1,701	1,151

	56,863	66,058
Valuation allowance	(56,863)	(66,058)

Net future tax asset	--	--

	2002	2001

Future income tax liability of Hope Bay Gold (no	(12,140)	--
Future income tax liability on flow-through shar	(6,735)	(3,448)

Net future income tax liability	$(18,875)	$(3,448)

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 43.1% (2001 — 43.6%) to pretax losses as a result of the following:

	2002	2001

Earnings (losses) before equity loss and income taxes	$ 1,230	$(5,302)

Computed "expected" tax (expense) recovery	$ (530)	$ 2,312
Adjustment to income taxes resulting from change in
valuation allowance	530	(2,312)
Capital taxes	254	160

Income taxes	$ 254	$ 160

12.	Pension plan and other post-retirement benefits:

The Company has four defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company by practice provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations.

        Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans
	2002	2001	2002	2001

Accrued benefit obligation	$ 16,394	$ 14,305	$ 1,010	$ 947
Fair value of plan assets	12,969	14,625	--	--

Funded status surplus (deficit)	(3,425)	320	(1,010)	(947)
Unamortized past service costs	857	76	(499)	(749)
Unamortized experience loss (gain)	2,244	(700)	--	--

Net accrued liability	$ (324)	$ (304)	$(1,509)	$(1,696)

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans
	2002	2001	2002	2001

Balance, beginning of year	$ 14,305	$ 13,256	$ 947	$ 1,556
Current service cost	730	643	27	24
Interest cost	1,062	924	65	61
Benefits paid	(827)	(613)	(29)	(27)
Plan improvement	864	--	--	--
Actuarial gains (losses)	260	95	--	(667)

Accrued benefit obligation, end of year	$ 16,394	$ 14,305	$ 1,010	$ 947

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans
	2002	2001	2002	2001

Fair value, beginning of year	$ 14,625	$ 14,481	$ --	$ --
Actual return on plan assets	(1,309)	144	--	--
Employer contributions	480	613	29	27
Benefits paid	(827)	(613)	(29)	(27)

Fair value of plan assets, end of year	$ 12,969	$ 14,625	$ --	$ --

Pension expense during the year for the pension plans was $803,000 (2001 — $498,000). Other benefit (credit) expense for the year is ($158,400) (2001 – $144,000). Pension expense for the year was comprised of the following:

	2002	2001

Current service cost	$ 730	$ 643
Interest cost	1,062	923
Expected return on plan assets	(1,083)	(1,087)
Amortization of experience gains/losses	11	--
Amortization of past service costs	83	19

	$ 803	$ 498

In two (2001 – one) of the defined benefit pension plans, the accrued benefit obligation exceeds the fair value of plan assets at year-end by $4,433,000 (2001 — $1,366,200). Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. For purposes of measuring other benefits, an 80% probability was assigned to termination of employees in five years due to mine closure.

The significant actuarial assumptions used in 2002 and 2001 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other benefits

Discount rate	6.75	6.75%
Expected long-term rate of return on plan assets	7.50	n/a
Weighted average rate of compensation increase	2.00	n/a

13.	Business segments:

(a)

Reportable Segments – The Company’s two operating mines produce gold and are located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)	Geographic Segments — The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenues and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

2002	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss before equity loss and income taxes

Gold operations	$ 19,802	$ 6,669	$53,122	$ 3,668
Gold exploration	107,983	73,815	--	--
Other	947	94	945	(2,438)

	$128,732	$80,578	$54,067	$ 1,230

2002	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss before equity loss and income taxes

Gold operations	$19,314	$ 6,383	$ 54,919	$(2,502)
Gold exploration	33,601	8,053	--	--
Other	1,669	140	902	(2,800)

	$54,584	$14,576	$ 55,821	$(5,302)

14.	Financial risk management:

(a)	Gold hedging:

In order to manage its exposure to fluctuations in the price of gold, the Company enters into fixed forward, spot deferred and options contracts in the course of its business. Forward sales agreements obligate the Company to sell gold at a specified price on a specified date. Spot deferred contracts allow the Company to defer the delivery of gold under the contracts to a later date at the original contract price plus the prevailing premium (contango) at the time of the deferral, thereby allowing the Company to participate in current market price increases while providing future downside protection. Put options provide the holder with the right, but not the obligation, to sell gold at the contract price. Call options written provide the holder with the right, but not the obligation to purchase gold at the contract price.

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at December 31, 2002, the Company had entered into the following gold contracts:

Anticipated delivery/expiry	Hedged Ounces	Average Price per ounce	Call Options Sold	Average Price per ounce

2003	40,200	CAD $ 470
2003	--		14,000	US $307
2004	26,400	CAD $ 478	36,000	CAD $478

	66,600		50,000

(b)	Foreign currency hedging:

All of the Company’s mineral revenues are denominated in US dollars. In order to manage its exposure to currency fluctuations, the Company may enter into currency forward sales or options contracts. The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically.

As at December 31, 2002, the Company had no outstanding currency contracts.

(c)	Credit risks:

The Company’s ability to realize on the above contracts is dependent upon the ability of the counter-parties to perform in accordance with the terms of the agreements. The Company deals only with major financial institutions with investment grade credit ratings and does not expect any counter-parties to fail to meet their obligations.

15.	Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold call options are the contracted sales price of gold in comparison to current spot price and the probability of movements in the price of gold over the term of the option. As at December 31, 2002, the combination of the spot price of U.S.$ 347 per ounce and the probability of future price changes has had a significant effect on the fair value of gold call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option. The carrying values of all financial instruments approximated fair values, except the investment in Sherwood and derivative instruments.

The fair value excess (deficit) of derivative instruments and investment in Sherwood, based on the quoted market value, at December 31 are as follows:

	2002		2001
	Carrying value	Fair value	Carrying value	Fair value

Investment in Sherwood	$ 803	$ 1,200	$ --	$ 2,500
Derivatives:
Gold forward sales contracts	$(1,225)	$(5,382)	$ --	$ (28)
Gold calls sold	(940)	(4,300)	(112)	(1,017)

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At December 31, 2002, the Company was in compliance with these financial covenants.

16.	Commitments and contingencies:

(a)

Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of $780,000 of liquid oxygen per annum through 2007, subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

(b)

MCML has granted a $20 million fixed charge demand debenture secured by its assets in favour of a private company in return for certain environmental indemnities provided by the private company to a previous owner of the Con Mine. The charge is only enforceable by the private company if it is required to indemnify the previous owner for actual environmental liabilities.

(c)

As a condition of the acquisition of the Giant Mine assets, Miramar Giant Mine Ltd. (“MGML”) has established cash collateral security of $200,000 (note 8) and has issued promissory notes in the total amount of $6.8 million as security under the existing water licence. The promissory notes are secured solely by the Giant Mine assets and are due only from MGML upon default of the Reclamation Security Agreement (“RSA”). These notes are provided as security solely against the ultimate reclamation costs of the Giant Mine. The amendment to the RSA completed in November 2001 provided that MGML continue to operate the mine and hold the property in compliance with environmental requirements for an indefinite term. In compensation for environmental and holding costs, MGML will be reimbursed $300,000 monthly. Termination of the RSA agreement by MGML requires written notice one month prior to termination date.

(d)

On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expires on July 29, 2006. A condition of the licence is that Con Mine maintains a security deposit in a form acceptable to the issuer. The security deposit of $1.5 million (note 8) is subject to an increase of $1.5 million on each subsequent anniversary of the licence until $9 million is available. As MCML has proposed to post an encumbrance on the potential sale proceeds for the Bluefish hydroelectric facility as security, additional deposits have not been made. The proposed encumbrance is currently being negotiated with the issuer. Reductions in the security deposit may be granted based upon the annual estimates of the remaining reclamation liability for the Con Mine.

(e)

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (the “Agency”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.5 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. The Company has requested certain information from the Agency and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2002.

(f)

In October 2002, the Company entered into a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totaling approximately $225,000 annually for the next ten years.

17.	Subsequent event:

On February 12, 2003, the Company granted an option to a third-party to purchase 22 million shares of its shares of Northern Orion for consideration of $150,000. The option is exercisable at a price of $0.20 per share for total proceeds of $4.4 million, on or before August 5, 2003, which can be extended to November 5, 2003 for additional consideration of $50,000. If the closing price of the common shares of Northern Orion equals or exceeds $0.25 per share for ten consecutive trading days, the Company may accelerate the expiry date of the option to three business days following notification to the third-party. If the option is not exercised by the accelerated expiry date, the Company can terminate the option on payment of $200,000. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3.